Exhibit 99.1

PERDIGÃO S. A.

CNPJ/MF 01.838.723/0001-27

Public Company

SUMMARY OF THE MINUTES OF THE 37TH EXTRAORDINARY MEETING

OF THE BOARD OF DIRECTORS

On December 2, 2007, the Board of Directors of Perdigão S.A. (the “Company” or “Perdigão”) held a meeting and unanimously decided to amend the decisions of the 35th extraordinary meeting of the Board of Directors of October 30, 2007.  The Board of Directors resolved, among other things:

•                  To approve a global offering of up to 20,000,000 common shares, no par value, representing 12.05% of the capital stock of the Company, to be distributed in the non-organized over-the-counter market in Brazil and by means of an international private offering outside Brazil in reliance upon Regulation S and in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933 (“Securities Act”);

•                  To approve, following approval of the general shareholders’ meeting of the amendment to the maximum authorized capital, the increase in the capital stock of the Company, within the maximum authorized capital, to allow the issuance of common shares in the quantity necessary for the Offering;

•                  To approve the method of subscription of the Shares to be issued, to be paid up in cash, in Brazilian reais upon the act of subscription;

•                  To authorize the management of the Company to sign the contract for placement of Shares in Brazil, the contract with respect to the placement of the Shares abroad, the contract for the stabilization of the price of the Shares and all and any other documents necessary for the completion of the Offering, as well as to take any actions, including those in relation to the Brazilian Securities Commission — CVM, the Bolsa de Valores de São Paulo S.A. — Bovespa and the Brazilian Clearing and Depository Company — CBLC, which may be necessary or desirable for the completion of the Offering;

•                  To approve the execution by the Company of the share purchase agreement, under which the controlling shareholders of Eleva Alimentos S.A. (“Eleva”) have undertaken to sell to Perdigão 23,170,156 shares of Eleva at a price of R$25.8162443 per share, Perdigão will purchase the remaining 53.77% held by the controlling shareholders though an exchange of shares, and the controlling shareholders of Eleva will receive 15,463,349 shares of Perdigão. Upon completion of these transactions, Perdigão will assume control of Eleva, which will become a wholly owned subsidiary of Perdigão. The acquisition of the control of Eleva shall be submitted for approval or ratification of the general shareholders’ meeting pursuant to article 256 of the Law 6,404/76;

•                  To approve the proposal for incorporation of shares of Eleva to be submitted to a general shareholders’ meeting of the company in due course;

•                  To approve, ad referendum of the general shareholders’ meeting, the retaining (i) of Banco de Investimentos Credit Suisse. (Brasil) S.A. to prepare an economic valuation of the Company for the purpose of determining the exchange ratio of the shares of Eleva for shares of the Company and to determine the value of the increase in capital of the Company resulting from the incorporation of shares; (ii) of KPMG Auditores Independentes to prepare the valuation report on the book value of the Company; and (iii) of PlanConsult Planejamento e Consultoria Ltda. to prepare the valuation report on the Company’s shareholders’ equity at market prices.

This summary is not an offer of securities for sale in Brazil, in the United States or elsewhere.  The common shares will not be registered with the U.S. Securities and Exchange Commission (SEC) and thus may only be offered and sold in the United States of America in transactions exempt from, or not subject to, the registration requirements of the Securities Act.